Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2015 Annual Meeting

CALGARY, May 11, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of shareholders held May 8, 2015 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 19, 2015 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 151,093,170 common shares representing 44 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following ten nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Percentage of Votes in Favour
Anne-Marie Ainsworth	99.64
Grant D. Billing	96.07
Michael H. Dilger	99.32
Randall J. Findlay	97.55
Lorne B. Gordon	95.77
Gordon J. Kerr	96.48
David M.B. LeGresley	99.11
Robert B. Michaleski	99.39
Leslie A. O'Donoghue	95.32
Jeffrey T. Smith	99.37

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Approve an increase to the shares reserved for issuance under our stock option plan

An ordinary resolution authorizing the reservation of an additional 7,000,000 common shares of Pembina for issuance under the stock option plan of Pembina including the amendment of such plan as required to reflect such increase, as set out in the Information Circular, was approved with an approximate 85 percent of votes cast in favour.

4.       Approve new rule for issuing stock options and related amendment to the Company's stock option plan

An ordinary resolution approving a new rule to be enacted under the Company's stock option plan, and authorizing a related amendment to Pembina's incentive stock option plan, as set out in the Information Circular, was approved with an approximate 85 percent of votes cast in favour.

5.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with excess of 90 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Hayley Nelson, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:40e 11-MAY-15